SPP CPM

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
(Receivers and Managers appointed)

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

04012330

2 January, 2004

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Company Announcement *Share Trading Suspension* – 1 December 2003
- Company Announcement *Resignation of Mr Norton Belknap as Director* – 1 December 2003
- Appendix 3Z *Final Director's Interest Notice* for Mr Norton Belknap – Lodged 2 December 2003
- Company Announcement *Appointment of Receiver* – 2 December 2003
- Release by MacMahon Holdings Ltd *Southern Pacific Petroleum Ltd (SPP)* – 2 December 2003
- Company Announcement *Resignation of Ms Edythe Parkinson-Marcoux as Director* – 8 December 2003
- Appendix 3Z *Final Director's Interest Notice* for Ms Edythe Parkinson-Marcoux – Lodged 8 December 2003
- Letter to Shareholders from David Winterbottom, Joint Receiver and Manager – 19 December 2003

Also attached for your information is:

- News Release from Ernst & Young *Receivers Appointed to Southern Pacific Petroleum* – 2 December 2003

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

dlw 1/22

Encls

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

1 December 2003

Company Announcement

SHARE TRADING SUSPENSION

Southern Pacific Petroleum NL (SPP) advises that it is continuing to actively pursue a number of potential near term fundraising options as announced on 25 November 2003.

A further announcement will be made as soon as possible.

In the interim, share trading will remain suspended.

James D McFarland
Managing Director

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

1 December, 2003

Company Announcement

RESIGNATION OF MR NORTON BELKNAP AS DIRECTOR

Southern Pacific Petroleum N.L. ("SPP") advises that, for personal reasons, Norton Belknap has resigned as a Director from SPP and its various subsidiary companies effective immediately.

The Board of SPP wishes to record its appreciation for all that Norton has contributed to the Company since 1999 when he joined the Board and, indeed, in the prior years during which at all times his wise counsel has been greatly valued by all involved with the Company.

Campbell M Anderson
Chairman

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Southern Pacific Petroleum NL**
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	NORTON BELKNAP
Date of last notice	6 DECEMBER 2002
Date that director ceased to be director	1 DECEMBER 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
400,000 Fully Paid Ordinary Shares 550,131 Equity Participation Shares 168,800 Options (expiring 19 November 2004)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

Chairman Mr Campbell Anderson

2 December 2003

Company Announcement

APPOINTMENT OF RECEIVER

Southern Pacific Petroleum NL (SPP) advises that Messrs David John Winterbottom and Scott Angus Blackwood of Ernst & Young were today appointed Receivers of SPP by Sandco Koala LLC.

Although not conceding that Sandco Koala LLC has the right to make such an appointment, at this point SPP is co-operating with the Receivers.

Campbell Anderson
Chairman

MACMAHON

ASX RELEASE
SOUTHERN PACIFIC PETROLEUM LTD (SPP)

Macmahon has been the mining contractor at the Southern Pacific Petroleum Ltd (SPP) Queensland Stuart Shale Oil project since 1998 and the current contract was due to expire in February 2004.

A Receiver Manager was today appointed to SPP.

Macmahon is currently in discussions with the Receiver Manager on Macmahon's future role with the project.

Macmahon's maximum exposure to a potential bad debt is capped at $500,000.

For further information contact:

Mr Nick Bowen
Chief Executive Officer
Tel: (08) 9365 1200

Mr Rick Blair
Chief Financial Officer
Tel: (08) 9365 1211

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
(Receivers and Managers appointed)

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

8 December, 2003

Company Announcement

RESIGNATION OF MS EDYTHE PARKINSON-MARCOUX AS DIRECTOR

Southern Pacific Petroleum N.L. ("SPP") advises that Edythe Parkinson-Marcoux has resigned as a Director from SPP and its various subsidiary companies effective 12 noon, 5 December 2003.

Campbell M Anderson
Chairman

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Southern Pacific Petroleum NL**
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	EDYTHE PARKINSON-MARCOUX
Date of last notice	6 DECEMBER 2002
Date that director ceased to be director	5 DECEMBER 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
142,857 Fully Paid Ordinary Shares 595,971 Equity Participation Shares 142,857 Options (expiring 19 November 2004)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
(Receivers and Managers appointed)

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

19 December 2003

To the Shareholder as Addressed

Dear Sir/Madam

Southern Pacific Petroleum NL ACN 008 460 366
Central Pacific Minerals NL ACN 008 460 651
(receivers and managers appointed)

I advise that Mr Angus Blackwood and I were appointed receivers and managers of the above companies and certain other subsidiaries on 2 December 2003.

Our immediate priority has been to determine the financial position of the companies and ensure that the operations of the business are protected. We are pleased to advise that the business is trading normally with the support of customers and suppliers.

We are now proceeding to consider all investment and sale options available to the companies and to this end we have recently appointed Lazard & Co to manage this process. Expressions of interest for the assets and business are currently being sought. It is not anticipated that the outcome of this process (and therefore the position of shareholders) will be known prior to the end of February 2004.

Shares of Southern Pacific Petroleum NL and Central Pacific Minerals NL are presently suspended from trading on the Australian Stock Exchange. We would not expect that the suspension from trading would be lifted until the outcome of the receivership is known.

Future updates to shareholders will be posted on the companies' website at www.sppcpm.com, or you can contact the company on the above number.

Yours faithfully

David Winterbottom
Joint Receiver and Manager
Central Pacific Minerals NL
Southern Pacific Petroleum NL
(receivers and managers appointed)

ERNST & YOUNG
Quality In Everything We Do

News Release

December 2, 2003

Receivers Appointed to Southern Pacific Petroleum

Mr. David Winterbottom and Mr. Angus Blackwood of Ernst & Young were today appointed as joint Receivers and Managers of Southern Pacific Petroleum NL whose operations are based in Gladstone, Queensland.

The pair have been appointed by Sandco Koala LLC, the security trustee for bondholder SCP Koala DE LLC (both investment vehicles of Sandefer Capital Partners).

Sandefer Capital Partners LP is the U.S. based manager and investment adviser of private equity funds focused on the energy industry.

The immediate priority of the Receivers is to determine the financial position of the company and to ensure the operations of the business continue as normal. It is likely that, in due course, the Receivers will look at all investment and sale options for the operations.

"The secured creditors wish to work with and support the Receivers so that a successful outcome can be achieved. We will be communicating with employees and other stakeholders as a priority to assure them it is business as usual," said Mr. Winterbottom.

-ENDS-

For further information contact:

Christian May
Media Relations
Ernst & Young
02 9248 5030
christian.may@au.ey.com

Kate Davies
Media Relations
Ernst & Young
02 9248 5428
kate.davies@au.ey.com